Exhibit 99.1

EXHIBITS

Exhibit Number	Page
99.1

Copies of the disclosure letters that we filed today with the Philippine Stock Exchange, Philippine Securities and Exchange Commission, and the Philippine Dealing and Exchange Corporation regarding the following matters:

a.
Declaration of a cash dividend of P2,437,500.00 on all of the outstanding shares of the Voting Preferred Stock of PLDT Inc. (the “PLDT”) for the quarter ending January 15, 2024 and payable on January 15, 2024 to the holder of record as of December 22, 2023; and
b.
Retirement of Mr. Alfredo S. Panlilio, as President and Chief Executive Officer of PLDT, with effect 31st December 2023, and the appointment of the incumbent Chairman, Mr. Manuel V. Pangilinan, as President and Chief Executive Officer with effect 1st January 2024 concurrent to Mr. Pangilinan’s role as Chairman.

December 5, 2023

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Ms. Alexandra D. Tom Wong

Officer-in-Charge – Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Department

Philippine Dealing & Exchange Corporation

29th Floor, BDO Equitable Tower

8751 Paseo de Roxas, Makati City 1226

Attention: Atty. Marie Rose M. Magallen-Lirio

Head – Issuer Compliance and Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, PLDT Inc. (the “Company”) hereby submits a copy of SEC Form 17-C regarding the declaration of a cash dividend of P2,437,500.00 on all of the outstanding shares of the Company’s Voting Preferred Stock.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,400 As of October 31, 2023	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1	December 5, 2023
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, MakatiCity	1200
	Address of principal office	Postal Code

8.	(632) 82500254
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11. Item 9 (Other events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on December 5, 2023, the Board declared a cash dividend of P2,437,500.00 on all of the outstanding shares of the Company’s Voting Preferred Stock for the quarter ending January 15, 2024 and payable on January 15, 2024 to the holder of record as of December 22, 2023.

The cash dividend was declared out of the unaudited unrestricted retained earnings of the Company as at June 30, 2023, which are sufficient to cover the total amount of dividends declared.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT INC.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

December 5, 2023

December 5, 2023

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Ms. Alexandra D. Tom Wong

Officer-in-Charge – Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Department

Philippine Dealing & Exchange Corporation

29th Floor, BDO Equitable Tower

8751 Paseo de Roxas, Makati City 1226

Attention: Atty. Marie Rose M. Magallen-Lirio

Head – Issuer Compliance and Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, PLDT Inc. hereby submits PSE Disclosure Form 4-8 in relation to the retirement of its President and Chief Executive Officer, Mr. Alfredo S. Panlilio, with effect 31st December 2023, and the appointment of the incumbent Chairman, Mr. Manuel V. Pangilinan, as President and Chief Executive Officer with effect 1st January 2024 concurrent to Mr. Pangilinan’s role as Chairman.

Very truly yours,

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,400 As of October 31, 2023	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
December 5, 2023

Date of Report (Date of earliest event reported)

2.
SEC Identification Number PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. Philippines 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 8250-0254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

PLDT Inc.

TEL

PSE Disclosure Form 4-8 - Change in Directors and/or Officers

(Resignation/Removal or Appointment/Election)

References: SRC Rule 17 (SEC Form 17-C) and

Section 4.4 of the Revised Disclosure Rules

Subject of the Disclosure

Retirement of Mr. Alfredo S. Panlilio, as President and Chief Executive Officer of PLDT Inc. (“PLDT”), with effect 31st December 2023, and the appointment of the incumbent Chairman, Mr. Manuel V. Pangilinan, as President and Chief Executive Officer, with effect 1st January 2024 concurrent to Mr. Pangilinan’s role as Chairman.

Background/Description of the Disclosure

The Board of Directors of PLDT accepted the retirement of Mr. Panlilio as President and Chief Executive Officer of PLDT and Smart Communications, Inc. (“Smart”) with effect 31st December 2023 due to health reasons.

Mr. Panlilio has been instrumental in steering the PLDT Group during the challenging times of the Covid 19 pandemic and enabling PLDT to sustain profitability and industry leadership in that difficult period. With Mr. Panlilio at the helm, PLDT received various citations from both local and international organizations for pioneering brand, corporate social responsibility, cybersecurity, network and sustainability initiatives. This is capped with Mr. Panlilio being bestowed with the CEO of the Year citation in 2022 and PLDT being recognized as one of the World’s Best Companies by Time Magazine in 2023. The Chairman, Mr. Manuel V. Pangilinan, expressed his gratitude to Mr. Panlilio for the vision, energy and heart that he dedicated to PLDT’s customers, employees, shareholders, and the Board of Directors. He continued: “I would like to thank Al profusely for his service and his loyalty, and wish him the very best. I also enjoin everyone to support a smooth transition within the PLDT Group at this critical juncture of its corporate life.”

Mr. Panlilio will remain as Director of PLDT, Smart, and MediaQuest Holdings, Inc., Chairman of Maya Bank and Bonifacio Communications Corporation, Director of Multisys Technologies Corporation and MultiPay, President of MVP Sports Foundation, Trustee of Asian Carriers Conference, and Member of the Management Association of the Philippines.

The Board appointed the incumbent Chairman, Mr. Manuel V. Pangilinan, as President and Chief Executive Officer, with effect 1st January 2024 concurrent to Mr. Pangilinan’s role as Chairman, until such time as a new President and Chief Executive Officer is appointed.

Resignation/Removal or Replacement
Name	Position/Designation		Effective Date of Resignation		Reason(s) for Resignation
Alfredo S. Panlilio	President and Chief Executive Officer		Dec. 31, 2023		Retirement due to health reasons
Election or Appointment
Name	Position/ Designation	Date of Appointment/ Election	Effective Date of Appointment/ Election	Shareholdings in the Listed Company		Nature of Indirect Owner-ship
				Direct	Indirect
Manuel V. Pangilinan	Chairman, President and Chief Executive Officer	Dec. 5, 2023	Jan. 1, 2024	271,611	40,300	Thru PCD
Other Relevant Information
None.

11. Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on December 5, 2023, the Board accepted the retirement of Mr. Alfredo S. Panlilio, as President and Chief Executive Officer of the Company, with effect 31st December 2023, and the appointment of the incumbent Chairman, Mr. Manuel V. Pangilinan, as President and Chief Executive Officer, with effect 1st January 2024 concurrent to Mr. Pangilinan’s role as Chairman.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.

By:

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/ Mark David P. Martinez
Name	:	Mark David P. Martinez
Title	:	Assistant Corporate Secretary

Date: December 5, 2023